GENCO ANNOUNCES OPERATING PROFIT OF $3.3 MILLION

November 28, 2006 – Vancouver, B.C., Canada – Wayne Moorhouse, VP of Finance for Genco Resources Ltd. [TSX Venture Exchange: GGC], is pleased to announce results for Genco’s three and nine month periods ended September 30, 2006.  For the nine month period Genco recorded an operating profit from its expanding silver mining operations of $3,303,079, income before taxes and extraordinary items of $1,787,358 and a net loss of $547,084. For the quarter ended September 30, 2006 Genco recorded an operating profit of $1,090,936, income before taxes and extraordinary items of $486,354 and a net loss of $351,610.

The following table contains selected highlights from Genco’s consolidated statement of operations for the three and nine month periods ended September 30, 2006 and September 30, 2005.  All amounts are shown in Canadian dollars.

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Total revenue	2,009,404	1,957,094	7,026,100	5,832,304
Operating profit	1,090,936	500,169	3,303,079	2,045,289
General and administrative costs	(604,582)	(357,712)	(1,515,721)	(1,347,129)
Income (loss) before other items	486,354	142,457	1,787,358	698,160
Other income (expense)	(837,964)	102,007	(1,411,774)	76,435
Net income (loss)	(351,610)	244,464	(547,084)	774,595
Net income (loss) per share	(0.01)	0.01	(0.02)	0.03

Operating profits grew as higher realized prices for silver and gold and increased production offset higher prices for inputs and lower average mined grades compared to the same periods in 2005.  Mined ore grades during the period were higher than average historical mined ore grades.  The following table highlights production achievements during the first nine months of 2006 and 2005.

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Tonnes milled	12,988	11,990	40,339	33,537
Silver equivalent ounces	179,182	211,074	624,326	659,705
Silver ounces	126,474	93,964	427,748	294,908
Gold ounces	992	1,895	3,712	5,996
Silver equivalent grade (gpt)	491	614	540	682
Average realized silver price US$	11.72	7.16	11.30	7.10
Average realized gold price US$	624.48	438.77	598.42	431.41
Gold$/Silver$ equivalency factor	53.28	61.28	52.96	60.73

See attached balance sheet and income statement for more information. Full financial statements are available on SEDAR at http://www.sedar.com and on Genco’s website at www.gencoresources.com

The Company has issued incentive stock options to various directors, officers, consultants and employees of the Company and its wholly owned subsidiary Servicios Para la Industria Minera, S.A. de C.V. The options are exercisable to purchase 391,000 shares for a period of five years at an exercise price of $2.25 per share.

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

Exhibit “A”

GENCO RESOURCES LTD.

Consolidated Balance Sheet

As at September 30, 2006

(Expressed in Canadian Dollars)                        Unaudited – Prepared by Management

	September 30,	December 31,
	2006	2005
	$	$

Assets
Current Assets
Cash	1,722,788	724,757
Accounts receivable	1,934,253	1,046,426
Inventory	545,416	577,972
Prepaid Pre-paid expenses & deposits	44,264	50,584
	4,246,721	2,399,739

Mineral property interests	44,505	43,475

Capital Assets
Property, plant and equipment	15,262,065	12,462,268

Total Assets	19,533,291	$ 14,905,482

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	569,480	733,919
Royalties and fees payable	819,832	236,245
Current portion of long-term debt	557,650	582,950
VAT payable	518,984	–
	2,465,946	1,553,114

Long-term Liabilities
Long-term debt	1,876,858	2,437,939
Deferred income tax	1,533,976	–
Asset retirement obligation	208,145	198,542
	3,618,979	2,636,481

Total Liabilities	6,084,925	4,189,595

Shareholders’ Equity
Share capital	19,656,340	16,356,776
Deficit, per Exhibit “B”	(6,187,974)	(5,640,889)
	13,468,366	10,715,887
Total Liabilities and Shareholders’ Equity	$ 19,553,291	$ 14,905,482

Exhibit “B”

GENCO RESOURCES LTD.

Consolidated Statement of Operations and Deficit

For the Three and Nine Month Periods Ended September 30, 2006

(Expressed in Canadian Dollars)                        Unaudited – Prepared by Management

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
	$	$	$	$
		(Restated)		(Restated)
Revenue	2,009,404	1,957,094	7,026,100	5,832,304
Cost of sales	918,468	1,456,925	3,723,021	3,787,015
Gross income	1,090,936	500,169	3,303,079	2,045,289

Operating expenses
Accounting and legal	23,845	13,273	99,143	102,242
Advertising and promotion	55,455	11,646	152,572	62,018
Amortization and accretion	9,756	5,699	29,118	19,066
Consulting fees	90,114	26,617	162,621	108,040
Foreign exchange	190,202	78,898	239,883	226,098
Insurance	13,528	1,715	35,265	12,585
Interest and bank charges	(310)	(14,280)	579	(10,968)
Management fees	88,000	96,000	280,000	288,000
Office and miscellaneous	27,237	37,893	102,747	113,709
Regulatory fees	3,105	1,978	32,626	17,834
Rent	21,430	15,815	53,611	47,392
Telephone	6,554	5,563	13,543	14,630
Travel	30,207	34,097	152,035	211,278
Wages and benefits	45,459	42,798	161,978	135,205
Total operating expenses	604,582	357,712	1,515,721	1,347,129

Income (loss) before other items	486,354	142,457	1,787,358	698,160

Other income (expenses)
Accretion on long-term debt	(28,866)	(33,493)	(91,791)	(105,228)
Interest and other income	15,896	(3,712)	52,223	57,165
Stock compensation expense	(221,650)	(240,526)	(746,035)	(255,240)
Translation adjustment	(137,065)	–	(137,065)	–
	(371,685)	(277,731)	(922,668)	(303,303)

Income (loss) before taxes	114,669	(135,274)	864,690	394,857

Deferred income tax	(466,279)	379,738	(1,411,774)	379,738

Net income (loss)	(351,610)	244,464	(547,084)	774,595
Deficit, beginning	(5,836,364)	(5,829,836)	(5,640,889)	(6,359,967)
Deficit, ending, to Exhibit “A”	(6,187,974)	(5,585,372)	(6,187,974)	(5,585,372)

Basic and diluted earnings (loss) per share	(0.01)	0.01	(0.02)	0.03
Weighted average shares outstanding - Basic	28,631,406	25,602,431	27,574,597	24,377,899
Weighted average shares outstanding - Diluted	31,690,315	25,844,465	30,930,786	24,391,948

Exhibit “C”

GENCO RESOURCES LTD.

Consolidated Statement of Cash Flows

For the Three and Nine Month Periods Ended September 30, 2006

(Expressed in Canadian Dollars)             Unaudited – Prepared by Management

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
	$	$	$	$
		(Restated)		(Restated)
Cash flows from operating activities
Net income (loss) for the period	(351,610)	244,464	(547,084)	774,395
Adjustments for:
Accretion of reclamation liability	3,251	3,151	9,603	9,306
Amortization	197,304	219,206	512,583	347,291
Stock compensation expense	221,650	240,526	746,035	255,240
Stock issuance	–	–	–	–
Future income tax expense	466,279	(379,738)	1,411,774	(379,738)
	536,874	327,609	2,132,911	1,006,494

(Increase) decrease in accounts receivable	(484,001)	(111,276)	(887,827)	(289,034)
(Increase) decrease in inventory	(136,162)	149,659	32,557	(229,193)
(Increase) decrease in prepaid expense	94,462	(109,695	6,320	(135,490)
Increase (decrease) in accounts payable	(242,443)	91,533	(164,439)	(743,680)
Increase (decrease) in other payables	402,271	–	583,587	(84,733)
Increase in taxes payable and other	298,196	14,788	518,984	14,788
Change in non-cash working capital	(67,677)	35,009	89,182	(1,467,342)

Cash used in (from) operations	469,197	362,618	2,222,093	(460,848)

Cash flows from investing activities
Deferred exploration & development	(1,533,152)	(211,119)	(3,132,833)	(1,258,469)
Mineral properties	(905)	–	(1,030)	(142)
Purchase of fixed assets	(27,338)	(481,575)	(179,547)	(496,843)
Other investments	–	310	–	47
	(1,561,395)	(692,384)	(3,313,410)	(1,755,407)

Cash flows from financing activities
Increase (decrease) in long-term debt	(562,950)	(723,700)	(562,950)	(723,700)
Shares issued for cash (less costs)	212,850	107,671	2,553,529	3,676,670
	(350,100)	(616,029)	1,990,579	2,952,970

Foreign exchange translation	160,493	(9,958)	98,769	149,299

(Decrease) increase in cash flows	(1,281,805)	(955,753)	998,031	886,014

Cash - beginning of period	3,004,593	1,841,767	724,757	–

Cash – end of period	$ 1,722,788	$ 886,014	$ 1,722,788	$ 886,014

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